Exhibit 99.1

Press Release - Regulated Information May 15, 2023 10:00 pm CET

Celyad Oncology announces receipt of Nasdaq delisting notice

Mont-Saint-Guibert, Belgium - Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), is a biotechnology company focused on innovative technologies for chimeric antigen receptor (CAR) T-cell therapies.

The Company had previously announced on April 4, 2023, that The Nasdaq Stock Market (“Nasdaq”) notified the Company on March 31, 2023 that it failed to maintain the continued listing requirement under Nasdaq Listing Rule 5450(b)(1)(A) for the Nasdaq Global Market, which requires that a listed company’s stockholders’ equity be at least $10.0 million. Further, on April 19, 2023, as announced by the Company on April 24, 2023, the Company received a notice from Nasdaq informing the Company that the minimum closing bid price per share of its American Depositary Shares representing ordinary shares (“ADSs”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). On May 5, 2023, the Company announced that its Board of Directors approved the voluntary delisting of its ADSs from the Nasdaq Global Market.

On May 10, 2023, the Company received a notification letter from Nasdaq (the “Notice”), advising the Company that its ADSs are scheduled for delisting from The Nasdaq Global Market and will be suspended at the opening of U.S. business on May 19, 2023. The Notice stated that Nasdaq has determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time. The Company does not intend to appeal Nasdaq’s determination and, therefore, it is expected that the Company’s ADSs will be delisted from the Nasdaq Global Market on May 19, 2023. A Form 25-NSE will be filed with the U.S. Securities and Exchange Commission (the “SEC”), which will remove the Company’s ADSs from listing on Nasdaq. The Company will continue to be listed on Euronext Brussels. Whether or not the Company’s ADSs will be traded on the over-the-counter market thereafter will depend on the actions of shareholders and independent third parties, without the Company’s involvement.

The Company’s reporting obligations under applicable U.S. federal securities laws are expected to continue after the delisting from the Nasdaq Global Market.

Additional Information for ADS Holders

On May 5, 2023, the Company announced that the Board of Directors approved the termination of its American Depositary Receipt (“ADR”) facility and that it will instruct Citibank, N.A., as depositary, to issue the notice of termination of its ADR facility to holders of ADSs according to the requirements under the depositary agreement. At this time, such notice has not been issued and the Company’s ADR facility remains in place until further notice. The Company intends to release further information on its ADR facility at a later date.

The Company reserves the right, for any reason, to otherwise change its plans in respect of termination of the ADR facility in any way.

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Press Release - Regulated Information May 15, 2023 10:00 pm CET

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the delisting from Nasdaq. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA